 Exhibit 99.1

[Unofficial translation from the French.]

NUVEI CORPORATION

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WHISKEY PAPA FOX INC.

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CERTAIN FUNDS MANAGED BY NOVACAP MANAGEMENT INC.

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CDP INVESTISSEMENTS INC.

AMENDED AND RESTATED

INVESTOR RIGHTS AGREEMENT

October 4, 2021

THIS AGREEMENT is made as of October 4, 2021

BETWEEN:	NUVEI CORPORATION, a corporation governed by the Canada Business Corporations Act, whose registered office is 900-1100 René-Lévesque Boulevard West, Montréal, Québec, H3B 4N4; (the “Corporation”);
AND:	WHISKEY PAPA FOX INC., a corporation governed by the Canada Business Corporations Act, whose registered office is 900-1100 René-Lévesque Boulevard West, Montréal, Québec, H3B 4N4; (“Fayer Holdco”);
AND:	NOVACAP TMT IV, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3; (“Novacap IV”);
AND:

NOVACAP INTERNATIONAL TMT IV, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3;

(“Novacap Intl. IV”);

AND:	NVC TMT IV, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3; (“NVC IV”);
AND:	NOVACAP TMT V, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3; (“Novacap V”);

AND:

NOVACAP INTERNATIONAL TMT V, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3;

(“Novacap Intl. V”);

AND:	NOVACAP TMT V-A, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3; (“Novacap V-A”);
AND:	NVC TMT V, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3; (“NVC V”);
AND:	NVC TMT V-A, L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3; (“NVC V-A”);
AND:

NOVACAP TMT V CO-INVESTMENT (NUVEI), L.P., a limited partnership created under the laws of the Province of Québec, whose registered office is 700-3400 de l’Éclipse Street, Brossard, Québec, J4Z 0P3;

(“Novacap V Co-Investment” and collectively with Novacap IV, Novacap Intl. IV, NVC IV, Novacap V, Novacap Intl. V, Novacap V-A, NVC V and NVC V-A, “Novacap”)

AND:

CDP INVESTISSEMENTS INC., a corporation existing under the laws of the Province of Québec, whose registered office is 1000 Place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3;

(“Caisse” and collectively with Fayer Holdco and Novacap, the “Principal Shareholders”);

WHEREAS on September 22, 2020, the Corporation consummated an underwritten initial public offering of Subordinate Voting Shares on the TSX pursuant to a long form PREP prospectus filed with the Securities Regulators in each of the provinces and territories of Canada (the “IPO”);

WHEREAS, as of the date hereof, Fayer Holdco is the beneficial owner of or exercises control over a total of 27,857,328 Multiple Voting Shares, representing approximately 36.62% of the Multiple Voting Shares and 19.98% of the Participating Shares issued and outstanding in the share capital of the Corporation;

WHEREAS, as of the date hereof, Novacap is the beneficial owner of or exercises control over a total of 30,555,132 Multiple Voting Shares, representing approximately 40.17% of the Multiple Voting Shares and 21.91% of the Participating Shares issued and outstanding in the share capital of the Corporation;

WHEREAS, as of the date hereof, Caisse is the beneficial owner of or exercises control over a total of 17,652,159 Multiple Voting Shares, representing approximately 23.21% of the Multiple Voting Shares and 12.66% of the Participating Shares issued and outstanding in the share capital of the Corporation;

WHEREAS, in connection with the IPO, the Corporation and the Principal Shareholders entered into the original Investor Rights Agreement as of September 22, 2020 (as subsequently amended as of May 20, 2021, the “Original Agreement”) in order to, among other things, confer nomination, registration and other rights to each of Fayer Holdco, Novacap and Caisse, the whole in accordance with the terms and subject to the conditions set forth therein;

WHEREAS the Corporation proposes to file a registration statement with the SEC for the distribution of Subordinate Voting Shares to the public in the United States on or about the date hereof; and

WHEREAS the Parties wish to amend and restate the Original Agreement in its entirety pursuant to Section 5.5 thereto in order to (i) provide the Principal Shareholders with registration rights enabling the distribution of Registrable Securities to the public in the United States that are substantially equivalent to the registration rights provided under the Original Agreement, as contemplated by Section 3.4 of the Original Agreement, and (ii) make such other conforming amendments or changes as are evidenced hereby;

NOW THEREFORE, the Parties agree as follows:

article 1
INTERPRETATION

1.1	Definitions

The following definitions apply to this Agreement:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person. For purposes of Canadian Securities Laws, a Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; (2) in the case of a Person that is an unincorporated entity other than a limited partnership, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; or (3) in the case of a limited partnership, the other Person is the general partner of such limited partnership; and for purposes of U.S. Securities Laws, a Person is “controlled” by another Person or Persons if such other Person or Persons possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the specified Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise; and “controls,” “controlling” and “under common control with” shall be interpreted accordingly.

“Agreement” means this amended and restated investor rights agreement, as it may be further amended from time to time in accordance with the terms hereof.

“Board” means the board of directors of the Corporation.

“Bought Deal” means an Underwritten Offering pursuant to which an underwriter agrees to acquire securities of the Corporation in a bought deal agreement prior to the filing of a preliminary Prospectus or Prospectus supplement, as the case may be.

“Business Day” means any day other than Saturday, Sunday and holidays in the Province of Québec or the City of New York.

“CBCA” means the Canada Business Corporations Act, as it may be amended from time to time, as well as any legislation replacing it.

“Caisse” has the meaning ascribed thereto in the recitals.

“Caisse Group Permitted Holders” means Caisse and any of its Affiliates.

“Caisse IPO Shares” means 21,253,613 Multiple Voting Shares.

“Caisse Nominee” has the meaning ascribed thereto in Section 2.1(3).

“Canadian Prospectus” means a prospectus or preliminary prospectus, as those terms are defined in the QSA, as it may be amended or supplemented.

“Canadian Securities Laws” means the QSA and any regulations adopted thereunder and any other similar legislation or regulations of another province or territory of Canada in which the Corporation is or becomes a reporting issuer or the equivalent.

“Canadian Securities Regulators” has the meaning ascribed thereto in Schedule A.

“Corporation” has the meaning ascribed thereto in the recitals.

“Demand Registration” has the meaning ascribed thereto in Section 3.1(1).

“Demand Request” has the meaning ascribed thereto in Section 3.1(1).

“Exchange” means the TSX and the Nasdaq.

“Fayer Group Permitted Holders” means (i) Mr. Philip Fayer and any Members of the Immediate Family of Mr. Philip Fayer, and (ii) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (i) above.

“Fayer Holdco” has the meaning ascribed thereto in the recitals.

“Fayer IPO Shares” means 34,205,100 Multiple Voting Shares.

“Fayer Nominee” has the meaning ascribed thereto in Section 2.1(1).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“GHRC Committee” means the Governance and Human Resources Committee of the Board.

“Indemnified Party” has the meaning ascribed thereto in Section 3.8(3).

“Indemnifying Party” has the meaning ascribed thereto in Section 3.8(3).

“Initiating Shareholder” has the meaning ascribed thereto in Section 3.1(1).

“IPO” has the meaning ascribed thereto in the recitals.

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“Multiple Voting Shares” means the multiple voting shares in the capital of the Corporation.

“Nasdaq” means The Nasdaq Stock Exchange LLC.

“Nominee” means a Fayer Nominee, a Novacap Nominee or a Caisse Nominee.

“Novacap” has the meaning ascribed thereto in the recitals.

“Novacap Group Permitted Holders” means Novacap and any of their Affiliates.

“Novacap Intl. IV” has the meaning ascribed thereto in the recitals.

“Novacap Intl. V” has the meaning ascribed thereto in the recitals.

“Novacap IPO Shares” means 36,789,095 Multiple Voting Shares.

“Novacap Nominee” has the meaning ascribed thereto in Section 2.1(2).

“Novacap IV” has the meaning ascribed thereto in the recitals.

“Novacap V” has the meaning ascribed thereto in the recitals.

“Novacap V Co-Investment” has the meaning ascribed thereto in the recitals.

“Novacap V-A” has the meaning ascribed thereto in the recitals.

“NVC IV” has the meaning ascribed thereto in the recitals.

“NVC V” has the meaning ascribed thereto in the recitals.

“NVC V-A” has the meaning ascribed thereto in the recitals.

“Offering” means any distribution of Participating Shares, or securities which are convertible, exercisable or exchangeable into Participating Shares, to the public (a) in Canada under a Canadian Prospectus in accordance with applicable Canadian Securities Laws of the relevant province or territory in Canada, and/or (b) in the United States under a U.S. Prospectus and related U.S. Registration Statement in accordance with applicable U.S. Securities Laws (other than pursuant to a registration statement on Form S-4, Form F-4, Form S-8 or any successor form, or any form for a similar limited purpose, or pursuant to any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation) of the United States.

“Offering Expenses” has the meaning ascribed thereto in Section 3.7(1).

“Original Agreement” has the meaning ascribed thereto in the recitals.

“Participating Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares.

“Parties” means the Corporation and the Principal Shareholders as well as their respective successors and permitted assigns.

“Permitted Holders” means any of (i) the Fayer Group Permitted Holders, (ii) the Novacap Group Permitted Holders and (iii) the Caisse Group Permitted Holders.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Piggy-Back Notice” has the meaning ascribed thereto in Section 3.2(1).

“Piggy-Back Registration” has the meaning ascribed thereto in Section 3.2(1).

“Principal Shareholders” has the meaning ascribed thereto in the recitals.

“Private Placement” means any distribution of Participating Shares, or securities which are convertible, exercisable or exchangeable into Participating Shares, (a) to subscribers in Canada in reliance on an exemption from the Prospectus Requirements under Canadian Securities Laws or (b) in any other jurisdiction outside Canada in such manner that the sale is exempt from requirements which are substantially equivalent to the Prospectus Requirements in the jurisdiction in question in accordance with the securities laws of such jurisdiction, including a sale in the United States under Rule 144A under the U.S. Securities Act.

“Prospectus” means a Canadian Prospectus and/or U.S. Prospectus.

“Prospectus Requirements” means the obligation to (a) in the case of an Offering in Canada, prepare a Canadian Prospectus and obtain a receipt in connection with a distribution of securities in accordance with Section 11 of the QSA, (b) in the case of an Offering in the United States, prepare and file with the SEC a U.S. Registration Statement and cause the same to become effective, and to file a related U.S. Prospectus, and (c) the equivalent obligations prescribed by other Securities Laws.

“QSA” means the Securities Act (Québec), as it may be amended from time to time, as well as any legislation replacing it.

“Registrable Securities” means (a) any Participating Shares beneficially owned or over which control or direction is exercised by a Principal Shareholder as of the date hereof, and the Participating Shares acquired by or issued to a Principal Shareholder after the date hereof without contravening applicable Securities Laws, and (b) any Participating Shares issued or issuable in respect of Participating Shares referred to in clause (a) above to a Principal Shareholder pursuant to conversion rights or in connection with share splits, share dividends, share reclassifications, recapitalizations, or other similar events, and such Participating Shares referred to in clauses (a) and (b) shall cease to be Registrable Securities when they have been transferred other than to a Permitted Holder in accordance with Section 5.8.

“Responding Shareholder” has the meaning ascribed thereto in Section 3.2(1).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“Securities Regulators” has the meaning ascribed thereto in Schedule A.

“Selling Expenses” has the meaning ascribed thereto in Section 3.7(3).

“Selling Shareholder” has the meaning ascribed thereto in Schedule A.

“Shareholders” means, at any relevant time, the registered holders or beneficial owners of Participating Shares.

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Corporation.

“TSX” means the Toronto Stock Exchange.

“Underwritten Offering” means the sale of securities of the Corporation to an underwriter in connection with an Offering.

“U.S. Disclosure Package” means, with respect to any Offering in the United States, (a) the preliminary U.S. Prospectus, (b) each U.S. Free Writing Prospectus (if any) and (c) all other information prepared by or on behalf of the Corporation, in each case, that is deemed under Rule 159 promulgated under the U.S. Securities Act to have been conveyed to purchasers of securities at the time of sale of such securities (including a contract of sale).

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 promulgated under the U.S. Securities Act.

“U.S. Holder Free Writing Prospectus” means each U.S. Free Writing Prospectus prepared by or on behalf of (unless prepared by or on behalf of the Corporation) an Initiating Shareholder or a Responding Shareholder and used or referred to by such Initiating Shareholder or Responding Shareholder, as applicable, in connection with the offering of Registrable Securities.

“U.S. Issuer Free Writing Prospectus” means each U.S. Free Writing Prospectus prepared by or on behalf of the Corporation.

“U.S. Prospectus” means the prospectus included in any U.S. Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such U.S. Registration Statement or any other amendments and supplements to such prospectus, including any preliminary prospectus, any pre-effective or post-effective amendment and all materials incorporated by reference in any prospectus.

“U.S. Registration Statement” means any registration statement on Form F-10, Form F-3, Form S-3, or any successor form, of the Corporation filed with the SEC that registers all or a portion of Registrable Securities pursuant to the provisions of this Agreement, all amendments and supplements to such registration statement, including post-effective amendments, and all exhibits and all materials incorporated by reference in such registration statement (and in each case other than a registration statement on Form S-8, Form S-4 or Form F-4, or any successor form, or any form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means United States federal and state securities laws, including, but not limited to, the U.S. Exchange Act and the U.S. Securities Act.

1.2	Interpretation

For the purposes hereof, unless indicated otherwise or unless the context requires otherwise:

a)	the descriptive headings used herein are inserted solely for convenience of reference and may not be used to interpret, define or limit the scope or meaning of this Agreement or any term hereof;

b)	words in the singular include the plural and vice versa and words in one gender include all genders;

c)	all monetary amounts herein are denominated in United States dollars;

d)	whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken at or before the time indicated on the first Business Day following such day; and

e)	any reference to a statute shall include all regulations promulgated thereunder, as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto.

1.3	Time of the Essence

Time shall be of the essence in this Agreement.

1.4	Recitals and Schedule

The recitals in this Agreement and Schedule A - Registration Procedures form an integral part hereof.

article 2
NOMINATION RIGHTS

2.1	Nomination Rights

(1)	Fayer Holdco shall have the right, pursuant to the terms and subject to the conditions set forth in this Article 2 and applicable Securities Laws, to designate two individuals (each a “Fayer Nominee”) to form part of the list of Board nominees proposed by the Board and included in a management proxy circular relating to the election of directors of the Corporation, provided that (a) the Fayer Group Permitted Holders hold at least 50% of the Fayer IPO Shares and (b) the applicable conditions set forth in Section 2.2 are met for each Fayer Nominee. Such number shall be reduced to one Fayer Nominee if the Fayer Group Permitted Holders cease to hold at least 50% of the Fayer IPO Shares. In the event that the Fayer Group Permitted Holders cease to hold at least 25% of the Fayer IPO Shares and Mr. Philip Fayer is no longer acting as Chief Executive Officer of the Corporation, Fayer Holdco shall no longer have the right to designate any member of the Board.

(2)	Novacap shall have the right, pursuant to the terms and subject to the conditions set forth in this Article 2 and applicable Securities Laws, to designate two individuals (each a “Novacap Nominee”) to form part of the list of Board nominees proposed by the Board and included in a management proxy circular relating to the election of directors of the Corporation, provided that (a) the Novacap Group Permitted Holders hold at least 50% of the Novacap IPO Shares and (b) the applicable conditions set forth in Section 2.2 are met for each Novacap Nominee. Such number shall be reduced to one Novacap Nominee if the Novacap Group Permitted Holders cease to hold at least 50% of the Novacap IPO Shares. In the event that the Novacap Group Permitted Holders cease to hold at least 25% of the Novacap IPO Shares, Novacap shall no longer have the right to designate any member of the Board.

(3)	Caisse shall have the right, pursuant to the terms and subject to the conditions set forth in this Article 2 and applicable Securities Laws, to designate one individual (the “Caisse Nominee”) to form part of the list of Board nominees proposed by the Board and included in a management proxy circular relating to the election of directors of the Corporation, provided that (a) the Caisse Group Permitted Holders hold at least 25% of the Caisse IPO Shares and (b) the applicable conditions set forth in Section 2.2 are met for the Caisse Nominee. In the event that the Caisse Group Permitted Holders cease to hold at least 25% of the Caisse IPO Shares, Caisse shall no longer have the right to designate any member of the Board.

2.2	Conditions

(1)	Each Nominee shall be eligible to serve as a director under the CBCA, applicable Securities Laws and applicable Exchange rules.

(2)	The Caisse Nominee must be an independent director within the meaning of Regulation 52-110 respecting Audit Committees and applicable Exchange rules.

(3)	Each Nominee must receive a favorable recommendation of the GHRC Committee.

2.3	Notice of Meeting

The Corporation shall notify each of the Principal Shareholders of its intention to hold an annual meeting of Shareholders or any meeting in which directors will be presented for election at least 45 days before the Board approves the management proxy circular relating to such meeting. Each Principal Shareholder may notify the Corporation of the designation of its Nominee(s) in accordance with Section 2.1 at any time but not less than 15 days before such approval.

2.4	Designation during the Year

Subject to the conditions set forth in this Article 2, if one of the individuals designated as Nominees ceases to be a director of the Corporation, the relevant Principal Shareholder may notify the Corporation of the designation of its Nominee, and the Corporation shall promptly appoint such Nominee to the Board, to the extent permitted under the CBCA and its articles of incorporation, for a term expiring at the close of the next annual meeting of Shareholders. In the event that Fayer Holdco wishes to designate a new Fayer Nominee before the first annual meeting of Shareholders following the date of this Agreement, the Corporation shall promptly appoint the new Fayer Nominee to the Board for a term expiring at the close of such first annual meeting of Shareholders in accordance with section 106(8) of the CBCA, and Ms. Daniela Mielke shall remain on the Board for the remainder of her term despite no longer being a Nominee.

2.5	Additional Nomination Rights

Should the Corporation grant additional nomination rights in the future to an investor other than the Principal Shareholders, the Corporation shall cause such other investor to exercise all voting rights under its control to vote in favour of the Fayer Nominees, the Novacap Nominees and the Caisse Nominee, provided that such other investor may withhold from voting in favour of such Nominees.

article 3
REGISTRATION RIGHTS

3.1	Demand Registration Rights

(1)	A Principal Shareholder (the “Initiating Shareholder”) may, at any time and from time to time, provided that at such time such Principal Shareholder and its Permitted Holders beneficially own or exercise control or direction over at least 5% of all issued and outstanding Participating Shares, require the Corporation to (a) file one or more Canadian Prospectuses and take such other steps as may be reasonably necessary to facilitate the Offering in Canada of all or any portion of the Registrable Securities held by such Initiating Shareholder and/or (b) file with the SEC a U.S. Registration Statement and take such other steps as may be reasonably necessary to facilitate the Offering in the United States of all or any portion of the Registrable Securities held by such Initiating Shareholder (any such demand, a “Demand Request,” and any such filing, a “Demand Registration”), in each case by giving written notice of such Demand Registration to the Corporation. The Corporation shall, subject to applicable Securities Laws, use its commercially reasonable efforts to file one or more Prospectuses and/or U.S. Registration Statements, as applicable, under applicable Securities Laws in order to permit the Offering of all or any portion of the Initiating Shareholder’s Registrable Securities requested to be included in such Demand Registration in Canada and/or the United States, as specified in the Demand Request. The Parties shall cooperate in a timely manner in connection with such secondary offering and the procedures in Schedule A shall apply.

(2)	The Corporation shall not be obliged to effect:

a)	more than four Demand Registrations in any 12-month period;

b)	a Demand Registration in the event the Corporation determines in good faith that (i) either (A) the effect of the filing of a Prospectus and/or U.S. Registration Statement, as applicable, could impede the ability of the Corporation to consummate a significant transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with or continue negotiations or discussions in relation thereto, or (B) there exists at the time material non-public information relating to the Corporation the disclosure of which would be adverse to the Corporation; and (ii) that it is therefore in the best interests of the Corporation to defer the filing of a Prospectus and/or U.S. Registration Statement, as applicable, at such time; in which case the Corporation’s obligations under this Section 3.1 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Request;

c)	a Demand Registration in respect of a number of Registrable Securities that is expected to result in gross proceeds of less than $25,000,000; or

d)	a Demand Registration before the 90th day following the date of any final Prospectus and/or U.S. Registration Statement, as applicable, filed by the Corporation with respect to any Offering.

(3)	Any Demand Request by the Initiating Shareholder pursuant to Section 3.1(1) hereof shall a) specify the number of Registrable Securities which such Initiating Shareholder intends to offer and sell, b) express the intention of such Initiating Shareholder to offer or cause the offering of such Registrable Securities, c) describe the nature or methods of the proposed offer and sale thereof, whether the Offering shall be made in Canada and/or the United States, and, if applicable, the provinces and territories of Canada in which such Offering shall be made, d) contain the undertaking of such Initiating Shareholder to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Corporation to comply with all applicable Securities Laws, and e) specify whether such offer and sale shall be made by an Underwritten Offering.

(4)	In the case of an Underwritten Offering initiated pursuant to this Section 3.1, the Initiating Shareholder shall have the right to select the managing underwriter or underwriters of such Registrable Securities, provided, however, that such selection shall also be reasonably satisfactory to the Corporation. The Corporation shall be entitled to retain counsel of its choice to assist it in fulfilling its obligations under this Section 3.1.

(5)	The Corporation shall have the right to include, in any Demand Registration, Participating Shares or other securities which are not Registrable Securities representing up to 15% of the number of Registrable Securities subject to such Demand Registration, provided that, if the managing underwriter or underwriters impose a limitation on the number of Participating Shares or on the number or kind of other securities which may be included in any such Offering because, in its or their reasonable judgment, such Registrable Securities may not be sold in an orderly manner within a price range reasonably acceptable to the Initiating Shareholder, such Offering shall be comprised of Participating Shares selected according to the following priority:

a)	first, the Registrable Securities offered by the Initiating Shareholder; and

b)	second, if there are additional securities which may be underwritten within a price range reasonably acceptable to the Initiating Shareholder, the securities the Corporation required to be included.

(6)	In the case of an Underwritten Offering, an Initiating Shareholder may participate in the negotiations of the terms of any underwriting agreement. An Initiating Shareholder’s participation in, and the Corporation’s completion of, the Underwritten Offering is conditional upon the Initiating Shareholder and the Corporation agreeing that the terms of any underwriting agreement are satisfactory to them, acting reasonably.

3.2	Piggy-Back Registration Rights

(1)	If the Corporation proposes to make an Offering for its own account or if an Initiating Shareholder proposes to make a secondary Offering pursuant to Section 3.1, the Corporation shall, at that time, promptly give the Principal Shareholders written notice of such proposed Offering (the “Piggy-Back Notice”). Upon the written request of any Principal Shareholder given within five Business Days after receipt of the Piggy-Back Notice, provided that at the time it receives the Piggy-Back Notice such Principal Shareholder and its Permitted Holders beneficially own or exercise control or direction over at least 5% of all issued and outstanding Participating Shares (the “Responding Shareholder”), the Corporation shall use commercially reasonable efforts to, in conjunction with the proposed Offering, cause to be included in such Offering all of the Registrable Securities that such Responding Shareholder has requested to be included in such Offering pursuant to applicable Securities Laws, up to a maximum of 15% of the Participating Shares to be offered in such Offering, prorated, as required, among Responding Shareholders on the basis of the number of Registrable Securities held by each such Responding Shareholder (the “Piggy-Back Registration”), provided that, if the managing underwriter or underwriters impose a limitation on the number of Participating Shares or on the number or kind of other securities which may be included in any such Offering because, in its or their reasonable judgment all of the Participating Shares that the Corporation proposes to include in such Offering may not be sold in an orderly manner within a price range reasonably acceptable to the Corporation, the Corporation shall be required to include in such Offering the part of the Registrable Securities which is determined by such managing underwriters according to the following priority:

a)	first, the securities offered by the Corporation on its own behalf; and

b)	second, if there are additional securities which may be underwritten within a price range reasonably acceptable to the Corporation, the Registrable Securities which the Responding Shareholders have required to be included, prorated, as required, among Responding Shareholders on the basis of the number of Registrable Securities held by each such Responding Shareholder.

(2)	Notwithstanding Section 3.2(1), if the Offering is carried out as a Bought Deal, or any other type of Offering which does not include a roadshow and may be launched in less than five Business Days according to usual market practice, and the Corporation has formally begun to consider a proposed Offering fewer than five Business Days before launching such Offering, the five Business Days period following receipt of the Piggy-Back Notice described in this Section 3.2 shall not apply, and the Corporation shall give the Principal Shareholders the most notice possible under the circumstances, considering the promptness with which Bought Deals (or such other Offerings) are currently carried out according to usual market practice, and any Principal Shareholder shall only have such amount of time to notify the Corporation whether or not it will participate in the Bought Deal or such other Offering, failing which the Corporation shall be free to conduct the Bought Deal or such other Offering without the Principal Shareholder’s participation.

3.3	Private Placements

The Corporation shall, in connection with any Private Placement of Registrable Securities by a Principal Shareholder, provided that at such time such Principal Shareholder and its Permitted Holders beneficially own or exercise control or direction over at least 5% of all issued and outstanding Participating Shares: a) use its commercially reasonable efforts to assist such Principal Shareholder and its representatives in the preparation of documentation (including any offering memorandum) required in order to effect such Private Placement, and b) subject to the entering into of a confidentiality and standstill agreement on customary terms, allow any prospective buyer of Registrable Securities pursuant to such Private Placement to conduct reasonable due diligence on the Corporation and, without limiting the generality of the foregoing, make available its senior management and use its commercially reasonable efforts to make available its auditor and its legal counsel to answer any questions in one or more due diligence sessions.

3.4	[Reserved]

3.5	Other Registration Rights

In the event the Corporation grants any registration rights provided under this Agreement, including, without limitation, demand registration rights or piggy-back registration rights, to any Shareholder or future Shareholder other than a Principal Shareholder, the Corporation agrees to grant such registration rights, other than with the written consent of each Principal Shareholder which, together with its Permitted Holders, beneficially owns or exercises control or direction over at least 10% of all issued and outstanding Participating Shares, only insofar as they do not contain any term or condition in favour of such Shareholder or future Shareholder which is more favourable than the registration rights granted to the Principal Shareholders under this Article 3, and that, in the event there are terms or conditions of such nature in favour of such Shareholder or future Shareholder, they shall automatically be deemed to be included in this Article 3 in favour of the Principal Shareholders, with the appropriate amendments required by the context.

3.6	Withdrawal of Registrable Securities

Any Initiating Shareholder or Responding Shareholder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Offering pursuant to Section 3.1 or 3.2 by giving written notice to the Corporation of its request to withdraw; provided, however, that a) such request must be made in writing prior to the execution of the binding bought deal agreement or underwriting agreement with respect to such Offering, or with the consent of the underwriters and without prejudice or losses suffered by the Corporation, and b) such withdrawal shall be irrevocable and, after making such withdrawal, such Initiating Shareholder or Responding Shareholder shall no longer have any right to include its Registrable Securities in the Offering pertaining to which such withdrawal was made, provided that if an Initiating Shareholder or Responding Shareholder withdraws all of its Registrable Securities from a Demand Registration or a Piggy-Back Registration in accordance with this Section 3.6 prior to the execution of a binding bought deal agreement or underwriting agreement and prior to the filing of a preliminary Prospectus and/or U.S. Registration Statement, as applicable, in connection therewith, such Initiating Shareholder or Responding Shareholder shall be deemed not to have initiated or participated in such Demand Registration or Piggy-Back Registration, as applicable, including, without limitation, for purposes of determining the number of Demand Registrations that the Corporation shall be obliged to effect pursuant to paragraph 3.1(2)a).

3.7	Expenses

(1)	In the case of a Demand Registration under Section 3.1, all expenses incident to the Corporation’s performance of or compliance with such Section 3.1, including, without limitation, a) Securities Regulators filing fees, FINRA filing fees (if applicable), and stock exchange listing fees; b) printing, copying, messenger and delivery expenses; c) expenses incurred in connection with any roadshow and marketing activities; d) reasonable fees, expenses and disbursements of legal counsel to the Corporation in all relevant jurisdictions; e) reasonable fees, expenses and disbursements of the Corporation’s auditor, including the expenses of any special audits or comfort letters; f) translation expenses; and g) subject to Section 3.7(3), any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities other than Selling Expenses (the “Offering Expenses”) shall be borne by the Initiating Shareholder, unless the Corporation sells Participating Shares as part of the Demand Registration, in which case the Offering Expenses shall be borne by the Initiating Shareholder and the Corporation in proportion to the gross proceeds received by each of them from the Offering. For greater certainty, in the event of any withdrawal by the Initiating Shareholder in circumstances where an Offering does not otherwise occur pursuant to the Prospectus prepared at the initial request of the Initiating Shareholder, the Initiating Shareholder shall continue to be responsible for the applicable Offering Expenses.

(2)	In the case of a Piggy-Back Registration pursuant to Section 3.2, the Offering Expenses shall be paid by the Responding Shareholders and the Corporation or the selling Shareholder who initiated the Offering in proportion to the gross proceeds received by each of them from the Offering.

(3)	The Initiating Shareholder or the Responding Shareholder, as the case may be, will pay all underwriting discounts and commissions and any transfer taxes (“Selling Expenses”) attributable to the Registrable Securities to be sold by such Initiating Shareholder or Responding Shareholder, in proportion to the gross proceeds received by each such Initiating Shareholder or Responding Shareholder from any Demand Registration or Piggy-Back Registration, as the case may be, and the Corporation will pay all Selling Expenses attributable to the Participating Shares to be sold by the Corporation, if any, in proportion to the gross proceeds received by the Corporation from any Demand Registration or Piggy-Back Registration, as the case may be.

(4)	In the case of a Private Placement conducted pursuant to Section 3.3, the Principal Shareholder will pay all Offering Expenses resulting from the execution or compliance with Section 3.3 by the Corporation.

(5)	The Corporation shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties).

3.8	Indemnification

(1)	In connection with any Demand Registration or Piggy-Back Registration, the Corporation shall indemnify and hold harmless the Initiating Shareholder and each Responding Shareholder, as the case may be, their Affiliates, and each of their respective directors and officers and any underwriters acting on behalf of the Corporation, the Initiating Shareholder or any Responding Shareholders in connection with any such Demand Registration or Piggy-Back Registration, and each other Person, if any, who controls such Initiating Shareholder, Responding Shareholder or underwriter, as applicable, within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, U.S. Disclosure Package, U.S. Registration Statement or U.S. Issuer Free Writing Prospectus, or any amendment thereto, covering Registrable Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made, provided that the Corporation shall not be liable under this Section 3.8(1) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed, and provided further that the indemnity provided for in this Section 3.8(1) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission a) made in reliance upon and in conformity with information furnished in writing to the Corporation by the Initiating Shareholder, the Responding Shareholder or such underwriter, as the case may be, stating that such information is being provided for use in the Prospectus, U.S. Disclosure Package, U.S. Registration Statement or U.S. Issuer Free Writing Prospectus, or b) contained in any Prospectus if such underwriter failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus (as amended or supplemented) corrected such untrue statement or omission. Any amounts advanced by the Corporation to an Indemnified Party pursuant to this Section 3.8(1) as a result of such losses shall be returned to the Corporation if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Corporation.

(2)	In connection with any Demand Registration or Piggy-Back Registration, the Initiating Shareholder or the Responding Shareholder, as the case may be, on a several (not solidary) basis and with respect to itself only, shall indemnify and hold harmless the Corporation and each of the Corporation’s directors and officers, and each other Person, if any, who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, U.S. Disclosure Package, U.S. Holder Free Writing Prospectus or U.S. Registration Statement (or any amendment thereto, and including all documents incorporated therein by reference) covering Registrable Securities, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus, U.S. Disclosure Package, U.S. Holder Free Writing Prospectus or U.S. Registration Statement (or any amendment thereto) included in reliance upon and in conformity with information furnished in writing to the Corporation by the Initiating Shareholder or the Responding Shareholder, as the case may be, in writing expressly stating that such information is being provided for use in the Prospectus, U.S. Disclosure Package, U.S. Holder Free Writing Prospectus or U.S. Registration Statement (or any amendment thereto); provided that the Initiating Shareholder or the Responding Shareholder, as the case may be, shall not be liable under this Section 3.8(2) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.8(2) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission or alleged untrue statement or omission contained in any Prospectus if the Corporation failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus (or any amendment or supplement thereto) corrected such untrue statement or omission. Any amounts advanced by the Initiating Shareholder or the Responding Shareholder to an Indemnified Party pursuant to this Section 3.8(2) as a result of such losses shall be returned to the Initiating Shareholder or the Responding Shareholder, as the case may be, if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Initiating Shareholder or the Responding Shareholder, as the case may be.

(3)	Each party entitled to indemnification under this Section 3.8 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Section 3.8 except to the extent of the actual damages caused by such delay in notification. At its expense, the Indemnifying Party shall defend such action and retain counsel to be chosen by the Indemnifying Party to be reasonably satisfactory to the Indemnified Party. The Indemnified Party shall have the right to retain its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless (i) the employment of such counsel has been authorized in writing by the Indemnifying Party in connection with the defense of such action, (ii) the Indemnifying Party shall not have employed counsel within a reasonable period of time to take charge of the defense of such action, or (iii) the Indemnified Party shall have reasonably concluded, based on the advice of outside counsel, that representation of the Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which cases the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party); provided that the Indemnifying Party shall under no circumstances be required to pay the legal fees and expenses of more than one law firm acting as legal counsel with respect to all the Indemnified Parties in accordance herewith. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation or (ii) covers an injunction or similar recourse which could give rise to the establishment of a custom or practice contrary to the current business interests of the Indemnifying Party.

(4)	If a Party which would have been an Indemnified Party pursuant to this Section 3.8 cannot take advantage of the indemnification contemplated therein with respect to any loss, obligation, claim, damage and cost referred to herein, each Party which would have been an Indemnifying Party hereunder shall, rather than indemnifying such Indemnified Party, contribute to the sum paid or payable by the Indemnified Party as a result of such loss, obligation, claim, damage and cost in a proportion which reflects the relative fault of each of the Indemnifying Party and the Indemnified Party with respect to the statement or omission which caused such loss, obligation, claim, damage and cost, and according to other relevant equitable considerations. The relative fault is established in particular according to whether the real or alleged statement about a material fact or the real or alleged omission of a material fact relates to information given by the Indemnifying Party or the Indemnified Party as well as according to the relative intention of the Parties and the extent to which they were aware of such information, had access to it and had the opportunity to correct or prevent the statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Corporation, the Initiating Shareholder and the Responding Shareholder agree that it would not be just and equitable if the contribution contemplated by this Section 3.8(4) were established by proportionate attribution or another means of attribution which does not take into account the fairness considerations referred to above in this Section 3.8(4).

(5)	Notwithstanding any provision of this Agreement or another agreement, the Initiating Shareholder and the Responding Shareholder shall in no event be liable for the indemnification contemplated herein for an amount greater than the net proceeds which either of them, as the case may be, receives in connection with a given Offering of Registrable Securities.

article 4
COVENANTS

4.1	Listing of Subordinate Voting Shares

Throughout the term hereof, the Corporation shall use commercially reasonable efforts to maintain (a) (i) its status as a reporting issuer or the equivalent in all Canadian provinces and territories and (ii) the registration of the Subordinate Voting Shares under Section 12(b) of the U.S. Exchange Act, and (b) the listing of the Subordinate Voting Shares on the TSX and the Nasdaq.

4.2	Restricted Actions

(1)	During the period between the date hereof and the earliest to occur of a) the Caisse Group Permitted Holders ceasing to hold at least 10% of the issued and outstanding Participating Shares, or b) the date that is five years following the completion of the IPO, the Corporation shall not transfer its head office outside of the Province of Québec without the prior written consent of Caisse.

(2)	Notwithstanding Section 4.2(1), in the event that Mr. Philip Fayer ceases to act as the Chief Executive Officer of the Corporation, the Corporation may transfer its head office outside of the Province of Québec without the prior written consent of Caisse, provided that, during the period set forth in Section 4.2(1), a) the Chair of the Board principally resides or is based in the Province of Québec, b) the Corporation does not implement any material downsize in its Québec operations, and c) at least one of the following executive functions of the Corporation is fulfilled by an individual who principally resides or is based in the Province of Québec: Chief Executive Officer, Chief Financial Officer or Chief Legal Officer.

(3)	Notwithstanding Section 4.2(1), the Board will be entitled to transfer the Corporation’s head office outside of the Province of Québec without the prior written consent of Caisse, provided that it determines in good faith, after receipt of advice from the Corporation’s outside legal counsel, that refraining from doing so would be inconsistent with the Board’s fiduciary duties under applicable laws.

article 5
GENERAL

5.1	Notices

All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given if delivered personally or sent by e-mail to the Parties at the following addresses (or at any other address for the Party as is specified in like notice):

a)	To the Corporation:

Nuvei Corporation

900-1100 René-Lévesque Boulevard West

Montréal, Québec H3B 4N4

Attention: Philip Fayer

E-mail: pfayer@nuvei.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

800 Square-Victoria, Suite 3500

Montréal, Québec H4Z 1E9

Attention: Caitlin Rose

E-mail: crose@fasken.com

b)	To Fayer Holdco:

Whiskey Papa Fox Inc.

900-1100 René-Lévesque Boulevard West

Montréal, Québec H3B 4N4

Attention: Philip Fayer

E-mail: pfayer@nuvei.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 Boulevard René-Lévesque O #4100

Montréal, Québec H3B 3V2

Attention: Warren Katz

E-mail: wkatz@stikeman.com

c)	To Novacap:

c/o Novacap Management Inc.

700-3400 de l’Éclipse Street

Brossard, Québec J4Z 0P3

Attention: Pascal Tremblay; Bruno Duguay and Josiane Turcotte

E-mail: ptremblay@novacap.ca; bduguay@novacap.ca and jturcotte@novacap.ca with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Ave, 26th Floor

Montréal, Québec H3A 3N9

Attention: Olivier Désilets

E-mail: odesilets@dwpv.com

d)	To Caisse:

CDP Investissements Inc.

Édifice Jacques-Parizeau

1000 Place Jean-Paul-Riopelle

Montréal, Québec H2Z 2B3

Attention: Jacques Marchand, Vice-président, Grandes entreprises privées, Québec

E-mail: jmarchand@cdpq.com

with a copy to : affairesjuridiques@cdpq.com

and a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Ave, 26th Floor

Montréal, Québec H3A 3N9

Attention: Olivier Désilets

E-mail: odesilets@dwpv.com

Any notice or other communication given personally shall be deemed to have been given and received upon delivery unless that day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day. Any notice or other communication sent by e-mail shall be deemed to have been given and received when transmission is confirmed unless that day is not a Business Day or the transmission is received after 4:30 p.m. (local time of addressee) in which case it shall be deemed to have been given and received upon the immediately following Business Day.

5.2	Further Assurances

The Parties agree to execute and deliver from time to time all further documents and instruments, and to take any action, which the other Party may reasonably require for the purposes of giving effect to this Agreement or to better attest or complete the meaning and intention of this Agreement.

5.3	Entire Agreement

This Agreement constitutes the entire agreement of the Parties with respect to its subject matter and supersedes all prior or contemporaneous oral or written agreements or discussions with respect to such subject matter (including the Original Agreement).

5.4	Severability

If any term or other provision of this Agreement is invalid, illegal or unenforceable under any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to amend this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner such that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.5	Amendment and Waiver

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

5.6	Termination

This Agreement shall come into force and effect as of the date set out on the first page hereof and shall continue in force until the earliest to occur of: a) the date on which this Agreement is terminated by the mutual consent of the Parties, and b) the date on which all the Principal Shareholders have ceased to hold a sufficient number of Participating Shares entitling them to exercise the rights set forth in Articles 2 and Article 3, provided that in all cases the provisions of Section 3.7, Section 3.8 and this Article 5 shall survive termination of this Agreement and shall remain in full force and effect.

5.7	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns.

5.8	Assignment

Neither this Agreement nor any right, benefit or obligation resulting from this Agreement may be assigned by a Party without the prior written consent of the other Parties, provided that each Principal Shareholder may assign this Agreement to its Permitted Holders concurrently with the transfer of Multiple Voting Shares to such Permitted Holders without the prior written consent of the other Parties.

5.9	Third Party Beneficiaries

The terms and conditions of this Agreement shall apply only for the benefit of the Parties and their respective successors and permitted assigns, and other than as set forth in Section 3.8, the Parties do not intend to confer rights on third party beneficiaries, and this Agreement does not confer any such right on third parties (including on Shareholders other than the Principal Shareholders) who are not parties to this Agreement.

5.10	Remedies

Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained shall result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party shall be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.

5.11	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Québec and the federal laws of Canada applicable therein.

5.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. A signed signature page of this Agreement delivered by a Party electronically shall have the same effect as an original of the signed copy of this Agreement delivered by such Party.

5.13	Language

This Agreement was drafted in English and translated into French. The Parties have executed the French language version of this Agreement and irrevocably agree that in case of discrepancy the French version shall take precedence.

[The remainder of the page left intentionally blank.]

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first hereinabove written.

NOVACAP MANAGEMENT INC., as general partner for NOVACAP TMT IV, L.P.		NOVACAP MANAGEMENT INC., as general partner for NOVACAP INTERNATIONAL TMT IV, L.P.

Per:		Per:
	Pascal Tremblay President, CEO and Managing Partner, TMT		Pascal Tremblay President, CEO and Managing Partner, TMT

Per:		Per:
	David Lewin Senior Partner		David Lewin Senior Partner

NOVACAP MANAGEMENT INC., as general partner for NVC TMT IV, L.P.		NOVACAP MANAGEMENT INC., as general partner for NOVACAP TMT V, L.P.

Per:		Per:
	Pascal Tremblay President, CEO and Managing Partner, TMT		Pascal Tremblay President, CEO and Managing Partner, TMT

Per:		Per:
	David Lewin Senior Partner		David Lewin Senior Partner

NOVACAP MANAGEMENT INC., as general partner for NOVACAP INTERNATIONAL TMT V, L.P.		NOVACAP MANAGEMENT INC., as general partner for NVC TMT V, L.P.

Per:		Per:
	Pascal Tremblay President, CEO and Managing Partner, TMT		Pascal Tremblay President, CEO and Managing Partner, TMT

Per:		Per:
	David Lewin Senior Partner		David Lewin Senior Partner

NOVACAP MANAGEMENT INC., as general partner for NOVACAP TMT V-A, L.P.		NOVACAP MANAGEMENT INC., as general partner for NOVACAP TMT V CO-INVESTMENT (NUVEI), L.P.

Per:		Per:
	Pascal Tremblay President, CEO and Managing Partner, TMT		Pascal Tremblay President, CEO and Managing Partner, TMT

Per:		Per:
	David Lewin Senior Partner		David Lewin Senior Partner

NOVACAP MANAGEMENT INC., as general partner for NVC TMT V-A, L.P.

Per:
Pascal Tremblay President, CEO and Managing Partner, TMT

Per:
David Lewin Senior Partner

(signature page continues)

CDP investissements inc.

Per:
Jacques Marchand Vice President

Per:
Catherine Beauchemin Senior Director, Private Placements - Québec

WHISKEY PAPA FOX INC.		NUVEI CORPORATION

Per:		Per:
	Philip Fayer President	Philip Fayer Chief Executive Officer

[Signature Page - Investor Rights Agreement]

SCHEDULE A

Registration PROCEDURES

(1)	Obligations of the Corporation

In connection with the Corporation’s obligations with respect to Demand Registrations and Piggy-Back Registrations pursuant to this Agreement, the Corporation shall use its commercially reasonable efforts to, as applicable, (x) in the case of any Offering in whole or in part in Canada, effect the qualification of the Offering of Registrable Securities of any Initiating Shareholder or Responding Shareholder (the “Selling Shareholder”), and/or (y) in the case of any Offering in whole or in part in the United States, effect the registration of the Registrable Securities proposed to be offered and sold in the Offering by a Selling Shareholder and, for such purpose, the Corporation shall as expeditiously as possible:

a)	in the case of any Offering in whole or part in Canada, prepare in English and in French, and file with the applicable Canadian securities commissions and regulatory authorities (collectively, the “Canadian Securities Regulators”) a preliminary Canadian Prospectus and Canadian Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Canadian Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such preliminary Canadian Prospectus and Canadian Prospectus to be receipted; provided, that the Corporation shall furnish to each Selling Shareholder and the managing underwriters, if any, copies of such preliminary Canadian Prospectus and Canadian Prospectus and any amendments or supplements in the form filed with the Canadian Securities Regulators, simultaneously with the filing of such preliminary Canadian Prospectus and Canadian Prospectus, amendments or supplements;

b)	in the case of any Offering in whole or part in the United States, prepare in English, and file with the SEC (together with the Canadian Securities Regulators, the “Securities Regulators”) a U.S. Registration Statement on an appropriate form, in each case including a preliminary U.S. Prospectus and a U.S. Prospectus, in each case relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the SEC to be filed therewith, and use its commercially reasonable efforts to cause such U.S. Registration Statement to become effective and, in the case of a shelf registration statement, use its commercially reasonable efforts to keep such U.S. Registration Statement continuously effective until the expiration thereof pursuant to applicable U.S. Securities Laws (or, if earlier, until such date on which all the Registrable Securities subject thereto have been sold pursuant to such U.S. Registration Statement); provided, that the Corporation shall furnish to each Selling Shareholder and the managing underwriters, if any, copies of such U.S. Registration Statement, preliminary U.S. Prospectus and U.S. Prospectus and any amendments or supplements in the form filed with the SEC, simultaneously with the filing of such preliminary U.S. Prospectus and U.S. Prospectus, amendments or supplements;

c)	prepare and file with the applicable Securities Regulators such amendments and supplements to the preliminary Prospectus, Prospectus and U.S. Registration Statement, as applicable, as may be necessary to complete the Offering of all such Registrable Securities and as required under any applicable provisions of Securities Laws;

d)	allow the Selling Shareholders, each of the managing underwriters, if any, and their respective representatives to (i) participate in the preparation of the preliminary Prospectus, Prospectus and U.S. Registration Statement, as applicable, and (ii) conduct reasonable due diligence on the Corporation in order to enable such Persons to execute any certificate required to be executed by them under applicable Securities Laws, and, without limiting the generality of the foregoing, make available its senior management and use its commercially reasonable efforts to make available its auditor and its legal counsel to answer any questions in one or more due diligence sessions;

e)	notify the Selling Shareholders and the managing underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the preliminary Prospectus, Prospectus or the U.S. Registration Statement, as applicable, or any amendment or supplement thereto has been filed, or has been receipted or become effective, as applicable, and to furnish such Selling Shareholders and managing underwriters with copies thereof; (ii) of any request by the Securities Regulators for amendments or supplements to the preliminary Prospectus, the Prospectus or the U.S. Registration Statement, as applicable, or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or the U.S. Registration Statement, as applicable, or any order preventing or suspending the use of any preliminary Prospectus, Prospectus or U.S. Registration Statement, as applicable, or the initiation or threatening of any proceedings for such purposes; and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

f)	promptly notify the Selling Shareholders and the managing underwriters, if any, at any time during the Offering period, when the Corporation becomes aware of the happening of any event as a result of which the preliminary Prospectus, Prospectus or the U.S. Registration Statement, as applicable, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or Prospectus was delivered, or when such U.S. Registration Statement became effective, as applicable, not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus, the Prospectus or the U.S. Registration Statement, as applicable, in order to comply with any applicable Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the applicable Securities Regulators, and in the case of any post-effective amendment to a U.S. Registration Statement, to cause the same to become effective, and furnish without charge to the Selling Shareholders and the managing underwriters, if any, a supplement or amendment to such preliminary Prospectus, Prospectus or the U.S. Registration Statement, as applicable, which shall correct such statement or omission or effect such compliance;

g)	use commercially reasonable effort to obtain the withdrawal of any stop order, cease trade order or other order suspending the use of any preliminary Prospectus, Prospectus or U.S. Registration Statement, as applicable, or suspending any qualification of the Registrable Securities covered by the Prospectus or U.S. Registration Statement, as applicable;

h)	furnish to each Selling Shareholder and each managing underwriter, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and the U.S. Registration Statement, as applicable, and any amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide Selling Shareholders and their counsel with an opportunity to review, and provide comments to the Corporation on the preliminary Prospectus, the Prospectus and the U.S. Registration Statement, as applicable;

i)	deliver to each Selling Shareholder and the underwriters, if any, without charge, as many copies of the preliminary Prospectus, the Prospectus and the U.S. Registration Statement, as applicable, and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the preliminary Prospectus, the Prospectus and the U.S. Registration Statement, as applicable, or any amendment or supplement thereto by each of the Selling Shareholders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the preliminary Prospectus, the Prospectus and the U.S. Registration Statement, as applicable, or any amendment or supplement thereto) and such other documents as such Selling Shareholder may reasonably request in order to facilitate the Offering of the Registrable Securities by such Person;

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j)	(i) in the case of any Offering in whole or part in Canada, on or prior to the date on which a receipt is issued for the Canadian Prospectus by the applicable Canadian Securities Regulators, use its commercially reasonable efforts to qualify, and cooperate with the Selling Shareholders, the managing underwriter or agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for offer and sale under the Canadian Securities Laws of each province and territory of Canada as any such Person, underwriter or agent reasonably requests in writing provided that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject, and (ii) in the case of any Offering in whole or part in the United States, use its commercially reasonable efforts to qualify, and cooperate with the Selling Shareholders, the managing underwriter or agent, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any such Person, underwriter or agent reasonably requests in writing provided that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

k)	in connection with any Underwritten Offering, enter into customary agreements, including an underwriting agreement on normal market terms;

l)	use its commercially reasonable efforts to obtain a customary legal opinion addressed to the Selling Shareholders and the underwriters, if any, as well as a customary comfort letter from the auditor of the Corporation for the financial statements included or incorporated by reference in a Prospectus;

m)	with respect to each U.S. Issuer Free Writing Prospectus or other materials to be included in the U.S. Disclosure Package, ensure that no Registrable Securities be sold “by means of” (as defined in Rule 159A(b) promulgated under the U.S. Securities Act) such U.S. Issuer Free Writing Prospectus or other materials without the Selling Shareholders whose Registrable Securities are being registered having first been provided with a reasonable opportunity to review and comment on such documents;

n)	reasonably cooperate with the Selling Shareholders and the managing underwriters, if any, and their respective counsel, in connection with any filings required to be made with FINRA;

o)	participate in the marketing efforts which the Selling Shareholders or the managing underwriters, if any, consider reasonably necessary, such as a road show, meetings with institutional investors and other similar events; and

p)	take any other steps and sign and deliver any other documents which may be reasonably necessary to give full effect to the rights of each Selling Shareholder pursuant to this Agreement.

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(2)       Selling Shareholders’ Obligations

The Corporation may require each Selling Shareholder as to which any qualification and/or registration is being effected hereunder to furnish to the Corporation such information regarding the Offering of such Registrable Securities and such other information relating to such Principal Shareholder and its ownership of Participating Shares as the Corporation may from time to time reasonably request in writing. Each such Selling Shareholder agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. Such Selling Shareholders shall notify the Corporation immediately upon the occurrence of any event (to the extent it relates to the Selling Shareholder, its Affiliates or information provided by or on behalf of the Selling Shareholder in writing) as a result of which any of the aforesaid preliminary Prospectuses, Prospectuses and U.S. Registration Statements includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.

The Selling Shareholders shall also, if any applicable Securities Laws so require, sign any certificate forming part of a preliminary Prospectus, final Prospectus or U.S. Registration Statement to be filed with the relevant Securities Regulators.

(3)       Suspension of Sales Pending Amendment of Prospectus

Each Selling Shareholder shall, upon receipt of any notice from the Corporation of the happening of any event of the kind described in clauses (ii) through (iv) of Section (1)(e) of this Schedule A or described in Section 1(f) of this Schedule A, suspend the disposition of any Registrable Securities covered by such Prospectus or U.S. Registration Statement, as applicable, until such Selling Shareholder’s receipt of the copies of a supplemented or amended Prospectus or until it is advised in writing by the Corporation that the use of the applicable Prospectus may be resumed, and, if so directed by the Corporation such Selling Shareholder will deliver to the Corporation all copies, other than permanent file copies, then in such Selling Shareholder’s possession of any Prospectus covering such Registrable Securities.

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